UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
HEARST-ARGYLE TELEVISION, INC.
(Name of the Issuer)
HEARST-ARGYLE TELEVISION, INC.
(Name of Person(s) Filing Statement)
Series A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
422317 10 7
(CUSIP Number of Class of Securities)
Jonathan C. Mintzer, Esq.
Vice President, General Counsel and Corporate Secretary
Hearst-Argyle Television, Inc.
300 West 57th Street
New York, New York 10019
(212) 887-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

Copies To:
Charles I. Cogut, Esq.
Sean D. Rodgers, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☑	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Value(1)	Amount of Filing Fee(2)
$78,541,655	$ 4,383

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Series A Common Stock of Hearst-Argyle Television, Inc., par value $0.01 per share (the “Series A Shares”), not beneficially owned by The Hearst Corporation at a purchase price of $4.50 per Series A Share, net to the seller in cash. As of April 27, 2009, there were 52,955,681 Series A Shares outstanding, of which 35,501,980 are beneficially owned by The Hearst Corporation. Accordingly, this calculation assumes the purchase of 17,453,701 Series A Shares.

(2)	The amount of the filing fee is calculated in accordance with Rule 0–11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009. The fee equals $55.80 per one million dollars of transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,383

Form or Registration No.:	Schedule TO-T
Filing Party:	Hearst Broadcasting, Inc., Hearst Holdings, Inc., The Hearst Corporation, The Hearst Family Trust and Hearst-Argyle Television, Inc.
Date Filed:	May 4, 2009

          This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), is filed by Hearst-Argyle Television, Inc., a Delaware corporation (“Hearst-Argyle” or the “Company”). The filing person is the subject company. This Schedule 13E-3 relates to the tender offer by Hearst Broadcasting, Inc. (“Hearst Broadcasting”), an indirect and wholly-owned subsidiary of The Hearst Corporation, to purchase all of the outstanding shares of Series A Common Stock, par value $0.01 per share (the “Series A Shares”) of the Company (the “Offer”) not owned by Hearst Broadcasting.
          The Offer is on the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal contained in the Tender Offer Statement on Schedule TO initially filed by The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting, Inc. (collectively, “Hearst”) and Hearst-Argyle with the Securities and Exchange Commission (the “SEC”) on May 4, 2009, as amended by Amendment No. 1 filed by Hearst on May 20, 2009 (as amended or supplemented from time to time, the “Schedule TO”).
          Concurrently with the filing of this Schedule 13E-3, the Company has filed Amendment No. 1 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, which amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by the Company on May 4, 2009 (as amended or supplemented from time to time, the “Schedule 14D-9”).
          The information set forth in each of the Offer to Purchase and the Schedule 14D-9 is expressly incorporated herein by reference only to the extent such information is required in response to the items of this Schedule 13E-3.
Item 1. Summary Term Sheet.
     The information set forth in the Offer to Purchase under “Summary” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. The information set forth in the Schedule 14D-9 under Item 1 “Subject Company Information” is incorporated herein by reference.
     (b) Securities. The information set forth in the Schedule 14D-9 under Item 1 “Subject Company Information” is incorporated herein by reference.
     (c) Trading Market and Price. The information set forth in the Schedule 14D-9 under Item 1 “Subject Company Information” is incorporated herein by reference.
     (d) Dividends. The information set forth in the Schedule 14D-9 under Item 1 “Subject Company Information” and in the Offer to Purchase under “The Offer—Section 6. Price Range of Shares; Dividends” and “The Offer—Section 12. Effect of Hearst-Argyle Dividends and Other Distributions” is incorporated herein by reference.
     (e) Prior Public Offerings. Not applicable.
     (f) Prior Stock Purchases. The information set forth in the Schedule 14D-9 under Item 1 “Subject Company Information” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.

     (a) Name and Address. The filing person is the subject company. The information set forth in the Schedule 14D-9 under Item 1 “Subject Company Information,” Item 2 “Identity and Background of Filing Person,” in Annex A to the Schedule 14D-9 and in Schedule A to the Offer to Purchase is incorporated herein by reference.
     (b) Business and Background of Entities. The information set forth in Annex A to the Schedule 14D-9 and in the Offer to Purchase under “The Offer—Section 8. Certain Information Concerning The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust” is incorporated herein by reference.
     (c) Business and Background of Natural Persons. The information set forth in Annex A to the Schedule 14D-9, in the Offer to Purchase under “The Offer—Section 8. Certain Information Concerning The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust” and in Schedule A to the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Schedule 14D-9 under Item 2 “Identity and Background of Filing Person” and Item 8 “Additional Information” and in the Offer to Purchase under “Summary,” “Introduction,” “The Offer—Section 1. Terms of the Offer,” “The Offer—Section 2. Acceptance for Payment and Payment for Shares,” “The Offer—Section 3. Procedure for Accepting the Offer and Tendering Shares,” “The Offer—Section 4. Withdrawal Rights” and “The Offer—Section 5. Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.
     (c) Different Terms. Not applicable.
     (d) Appraisal Rights. The information set forth in the Schedule 14D-9 under Item 8 “Additional Information—Appraisal Rights” and in the Offer to Purchase under “The Offer—Section 9. Merger and Appraisal Rights; ‘Going Private’ Rules” is incorporated herein by reference.
     (e) Provisions for Unaffiliated Security Holders. The information set forth in the Schedule 14D-9 under Item 8 “Additional Information—Provisions for Unaffiliated Security Holders” is incorporated herein by reference.
     (f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Transactions. The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements,” in Annexes A and B to the Schedule 14D-9, in the Offer to Purchase under “Special Factors—Section 7. Related-Party Transactions” and in Schedule C to the Offer to Purchase is incorporated herein by reference.
     (b) Significant Corporate Events. The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements,” Item 4 “The Solicitation or Recommendation—Background of the Offer,” in Annexes A and B to the Schedule 14D-9, in the Offer to Purchase under “Special Factors—Section 7. Related-Party Transactions” and in Schedule C to the Offer to Purchase is incorporated herein by reference.
     (c) Negotiations or Contacts. The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements,” Item 4 “The Solicitation or Recommendation—Background of the Offer,” Item 7 “Purposes of the Transaction and Plans or Proposals,” in Annexes A and B to the Schedule 14D-9,

in the Offer to Purchase under “Special Factors—Section 7. Related-Party Transactions” and in Schedule C to the Offer to Purchase is incorporated herein by reference.
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (b) Use of Securities Acquired. The information set forth in the Offer to Purchase under “Summary,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives” and “Special Factors—Section 9. Effects of the Offer and the Merger” is incorporated herein by reference.
     (c) Plans. The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements—Hearst’s Plans for Hearst-Argyle,” Item 7 “Purposes of the Transaction and Plans or Proposals” and in the Offer to Purchase under “Summary,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives,” “Special Factors—Section 8. Possible Actions by Hearst with Regard to Hearst-Argyle if the Offer is Not Completed,” “Special Factors—Section 9. Effects of the Offer and the Merger,” “The Offer—Section 12. Effect of Hearst-Argyle Dividends and Other Distributions” and “The Offer—Section 13. Certain Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
     (a) Purposes. The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation—Background of the Offer” and in Offer to Purchase under “Summary,” “Introduction” and “Special Factors—Section 2. Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives” is incorporated herein by reference.
     (b) Alternatives. The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation—Background of the Offer” and Item 4 “The Solicitation or Recommendation—Reasons for the Position” and in the Offer to Purchase under “Special Factors—Section 2. Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives” is incorporated herein by reference.
     (c) Reasons. The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation—Position of Special Committee,” Item 4 “The Solicitation or Recommendation—Background of the Offer” and Item 4 “The Solicitation or Recommendation—Reasons for the Position” and in the Offer to Purchase under “Special Factors—Section 2. Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives” is incorporated herein by reference.
     (d) Effects. The information set forth in the Schedule 14D-9 under Item 8 “Additional Information” and in the Offer to Purchase under “Special Factors—Section 9. Effects of the Offer and the Merger,” “The Offer—Section 5. Material U.S. Federal Income Tax Consequences,” “The Offer—Section 9. Merger and Appraisal Rights; ‘Going Private’ Rules” and “The Offer—Section 13. Certain Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations” is incorporated herein by reference.
Item 8. Fairness of the Transaction.

     (a) Fairness. The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation” is incorporated herein by reference.
     (b) Factors Considered in Determining Fairness. The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation” is incorporated herein by reference.
     (c) Approval of Security Holders. The information set forth in the Schedule 14D-9 under Item 2 “Identity and Background of Filing Persons,” Item 4 “The Solicitation or Recommendation” and in the Offer to Purchase under “Introduction” and “The Offer—Section 11. Conditions of the Offer” is incorporated herein by reference.
     (d) Unaffiliated Representative. The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation” and Item 5 “Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.
     (e) Approval of Directors. The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation” is incorporated herein by reference.
     (f) Other Offers. None.
Item 9. Reports, Opinions, Appraisals and Negotiations.
     (a) Report, Opinion or Appraisal. The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation” and in the Offer to Purchase under “Special Factors—Section 4. Summary of Presentation of Lazard Frères & Co. LLC to the Board of Directors of Hearst” is incorporated herein by reference.
     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation” and Item 5 “Persons/Assets Retained, Employed, Compensated or Used” and in the Offer to Purchase under “Special Factors—Section 4. Summary of Presentation of Lazard Frères & Co. LLC to the Board of Directors of Hearst” and “The Offer—Section 15. Fees and Expenses” is incorporated herein by reference.
     (c) Availability of Documents. The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation” and in the Offer to Purchase under “Special Factors—Section 4. Summary of Presentation of Lazard Frères & Co. LLC to the Board of Directors of Hearst” is incorporated herein by reference.
Item 10. Source and Amounts of Funds or Other Consideration.
     (a) Source of Funds. The information set forth in the Offer to Purchase under “The Offer—Section 10. Source and Amount of Funds” is incorporated herein by reference.
     (b) Conditions. None. The information set forth in the Offer to Purchase under “Summary” and “The Offer—Section 10. Source and Amount of Funds” is incorporated herein by reference.
     (c) Expenses. The information set forth in the Schedule 14D-9 under Item 5 “Persons/Assets, Retained, Employed, Compensated or Used” and in the Offer to Purchase under “The Offer—Section 15. Fees and Expenses” is incorporated herein by reference.
     (d) Borrowed Funds. The information set forth in the Offer to Purchase under “The Offer—Section 10. Source and Amount of Funds” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements—Certain Arrangements between Hearst-Argyle and its Executive Officers, Directors and Affiliates” and in Schedule B to the Offer to Purchase is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Schedule 14D-9 under Item 6 “Interests in Securities of the Subject Company” and in Schedule B to the Offer to Purchase is incorporated herein by reference.
Item 12. The Solicitation or Recommendation.
     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference.
     (e) Recommendations of Others. The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation—Position of the Special Committee,” “The Solicitation or Recommendation—Reasons for the Position” and “The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference.
Item 13. Financial Information.
     (a) Financial Information. The information set forth in the Offer to Purchase under “The Offer—Section 7. Certain Information Concerning Hearst-Argyle” is incorporated herein by reference. In addition, the Company’s financial statements on pages 54 through 90 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Company’s financial statements on pages 1 through 13 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2009 are incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. The information set forth in the Schedule 14D-9 under Item 5 “Persons/Assets, Retained, Employed, Compensated or Used” and in the Offer to Purchase under “The Offer—Section 15. Fees and Expenses” is incorporated herein by reference.
     (b) Employees and Corporate Assets. The information set forth in the Schedule 14D-9 under Item 5 “Persons/Assets, Retained, Employed, Compensated or Used” and in the Offer to Purchase under “The Offer—Section 15. Fees and Expenses” is incorporated herein by reference.
Item 15. Additional Information.
     (b) Other Material Information. The information set forth in the Schedule 14D-9 under Item 8 “Additional Information” is incorporated herein by reference.
Item 16. Exhibits.

Exhibit No.	Description

(a)(1)	Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company on May 4, 2009 (incorporated by reference).

(a)(2)	Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company on May 20, 2009 (incorporated by reference).

(a)(3)	Letter dated May 4, 2009 from the Special Committee of Hearst-Argyle to holders of Series A Common Stock of Hearst-Argyle Television, Inc (incorporated by reference to Exhibit (a)(1) to the Schedule 14D-9).

(a)(4)	Press release dated March 26, 2009 titled Hearst-Argyle Television Responds to Announcement by Hearst Corporation (incorporated by reference to the Schedule 14D-9C filed by the Company on March 26, 2009).

(a)(5)	Press release dated April 13, 2009 titled Special Committee of Hearst-Argyle Television Board Appoints Advisors to Assist in Review of Hearst Corporation Tender Offer (incorporated by reference to the Schedule 14D-9C filed by the Company on April 13, 2009).

(a)(6)	Press release dated May 4, 2009 titled Special Committee of the Board of Directors of Hearst-Argyle Television Recommends Stockholders Accept Hearst Corporation Tender Offer (incorporated by reference to Exhibit (a)(4) to the Schedule 14D-9).

(a)(7)	Offer to Purchase dated May 4, 2009 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).*

(a)(8)	Amendment No. 1 to the Schedule TO, filed by Hearst Broadcasting, Inc., Hearst Holdings, Inc., The Hearst Corporation and The Hearst Family Trust on May 20, 2009 (incorporated by reference).*

(a)(9)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).*

(a)(10)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).*

(a)(11)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).*

(a)(12)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).*

(a)(13)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).*

(a)(14)	Summary Advertisement published in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO).*

Exhibit No.	Description

(a)(15)	Press release, dated March 25, 2009, issued by Hearst (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Hearst on March 25, 2009).*

(a)(16)	Press release, dated April 27, 2009, issued by Hearst (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Hearst on April 27, 2009).*

(a)(17)	Complaint of Paul Schwartz, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 600926/09, filed in the Supreme Court of the State of New York on March 25, 2009 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO).

(a)(18)	Complaint of Alan Kahn, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 650163/09, filed in the Supreme Court of the State of New York on March 25, 2009 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO).

(a)(19)	Complaint of Stationary Engineers Local 39 Pension Plan, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Civil Action No. 4459-VCN, filed in the Court of Chancery of the State of Delaware on March 27, 2009 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO).

(a)(20)	Complaint of Karen Chana Kupfer, individually and on behalf of all others similarly situated, against David J. Barrett, et al., Civil Action No. 4460-VCN, filed in the Court of Chancery of the State of Delaware on March 27, 2009 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO).

(a)(21)	Complaint of Nira Blizinsky, on behalf of herself and all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 650178/09, filed in the Supreme Court of the State of New York on April 1, 2009 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO).

(a)(22)	Complaint of Geoffrey Sullivan and Susan Sullivan, individually and on behalf of all others similarly situated, against Frank A. Bennack, et al., Index No. 601101/09, filed in the Supreme Court of the State of New York on April 10, 2009 and voluntarily dismissed on April 15, 2009 and re-filed in the Supreme Court of the State of New York on April 28, 2009 (as refiled, Exhibit (a)(24)) (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO).

(a)(23)	Order of the Court of Chancery of the State of Delaware dated April 20, 2009 consolidating the Complaint of Stationary Engineers Local 39 Pension Plan, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Civil Action No. 4459-VCN, and the Complaint of Karen Chana Kupfer, individually and on behalf of all others similarly situated, against David J. Barrett, et al., Civil Action No. 4460-VCN, as In re Hearst-Argyle Television, Inc. Shareholders Litigation, Civil Action No. 4459-VCN (incorporated by reference to Exhibit (a)(5)(vii) to the Schedule TO).

(a)(24)	Complaint of Geoffrey Sullivan and Susan Sullivan, individually and on behalf of all others similarly situated, against Frank A. Bennack, et al., Index No. 601298/09, filed in the Supreme Court of the State of New York on April 28, 2009 (incorporated by reference to Exhibit (a)(5)(viii) to the Schedule TO).

(a)(25)	Memorandum of Understanding, dated April 30, 2009 (incorporated by reference to Exhibit (a)(5)(ix) to the Schedule TO).

(b)	None.

Exhibit No.	Description

(c)(1)	Materials Prepared for Discussion, dated April 21, 2009, as updated on May 3, 2009, of Morgan Stanley & Co. Incorporated to the Special Committee of Hearst-Argyle (incorporated by reference to Exhibit (c)(ii) to the Schedule TO).

(c)(2)	Opinion of Morgan Stanley & Co. Incorporated to the Special Committee of Hearst-Argyle (incorporated by reference to Annex C to the Schedule 14D-9).

(c)(3)	Materials Prepared for Discussion, dated March 25, 2009, of Lazard Frères & Co. LLC to the Board of Directors of Hearst (incorporated by reference to Exhibit (c)(i) to the Schedule TO).

(d)	Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997, by and among The Hearst Corporation, Hat Merger Sub, Inc., Hat Contribution Sub, Inc. and Argyle Television, Inc. (incorporated by reference to Exhibit 2.1 to Hearst-Argyle’s Registration Statement on Form S-4 filed with the SEC on July 30, 1997).

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule D of the Offer to Purchase filed as Exhibit (a)(7)).

(g)	None.

*	Indicates a document prepared by Hearst. The Company takes no responsibility for the accuracy or completeness of any information contained therein or incorporated by reference from such documents into this Schedule 13E-3 or for any failure by Hearst to disclose any facts or events or circumstances that may have occurred or not occurred, which may affect the significance, completeness or accuracy of any such information.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEARST-ARGYLE TELEVISION, INC.
By:	/s/ David J. Barrett
	Name:	David J. Barrett
	Title:	President and Chief Executive Officer

Dated: May 20, 2009